SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.


WPS NUCLEAR CORPORATION hereby files with the Securities and Exchange
Commission, pursuant to Rule 2, its statement claiming exemption as a
holding company from the provisions of the Public Utility Holding
Company Act of 1935, and submits the following information:

1)   Name, state of organization, location and nature of business of
     claimant and every subsidiary thereof, other than any exempt
     wholesale generator (EWG) or foreign utility company in which
     claimant directly or indirectly holds an interest.

     a)   WPS Nuclear Corporation is a nonutility company
          incorporated on February 23, 1999 under the laws of the
          State of Wisconsin.  Its principal offices are located at
          the principal executive offices of WPS Resources.
          WPS Resources owns 100% of the $1 par value capital stock
          of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management
          Company, LLC.

          Subsidiaries of WPS Nuclear consist of the following:

          (i)   Nuclear Management Company, LLC is a utility company
                and was organized on February 25, 1999 under the laws
                of the State of Wisconsin.  Its principal offices are
                located at 700 First Street, Hudson, Wisconsin 54016.
                Nuclear Management Company, LLC provides maintenance,
                operation, and decommissioning services to nuclear
                power plants of member companies.

2)   A brief description of the properties of claimant and each of its
     subsidiary public utility companies used for the generation,
     transmission, and distribution of electric energy for sale, or
     for the production, transmission, and distribution of natural or
     manufactured gas, indicating the location of principal generating
     plants, transmission lines, producing fields, gas manufacturing
     plants, and electric and gas distribution facilities, including
     all such properties which are outside the state in which claimant
     and its subsidiaries are organized and all transmission or
     pipelines which deliver or receive electric energy or gas at the
     borders of such state.

     Statistics set forth in the answer to this item are as of
     December 31, 2003

     a)   Nuclear Management Company, LLC operates six nuclear power
          plants; the 535-megawatt Duane Arnold Energy Center in Iowa
          owned by Alliant Energy, the 789-megawatt Palisades Nuclear
          Power Plant in Michigan owned by Consumers Energy, the
          553-megawatt Monticello and the 1,060-megawatt Prairie
          Island Nuclear Generating Plants in Minnesota owned by Xcel
          Energy, and the 543-megawatt Kewaunee Nuclear Power Plant
          jointly owned by Wisconsin Public Service and Wisconsin
          Power and Light and 1,034-megawatt Point Beach Nuclear
          Power Plant owned by Wisconsin Electric Power in Wisconsin.

3)   The following information for the last calendar year with respect
     to claimant and each of its subsidiary public utility companies:

     Not Applicable

4)   The following information for the reporting period with respect
     to claimant and each interest it holds directly or indirectly in
     an EWG or a foreign utility company, stating monetary amounts in
     United States dollars.

     Not Applicable

LIST OF EXHIBITS


Exhibit A-5    Balance Sheet at December 31, 2003, and Statements of
Income of Nuclear Management Corporation LLC for the
year ended December 31, 2003.

The above-named claimant has caused this statement to be duly executed
on its behalf by its authorized officer on the 27th day of February,
2004.

                                    WPS NUCLEAR CORPORATION

                                    /S/ Joseph P. O'Leary
                                      Joseph P. O'Leary
                                      Senior Vice-President and
                                      Chief Financial Officer

(CORPORATE SEAL)

Attest:  /S/ Barth J. Wolf
            Barth. J. Wolf
            Secretary and
            Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence
concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Nuclear Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI  54307-9001


# NMC Balance Sheet

Unaudited

|  | December 31, 2003 |
|---|---|
| **ASSETS** | |
| Cash & Cash Equivalents | 27,948,487 |
| Accounts Receivable | 60,524,113 |
| Prepayments | 4,338,640 |
| Property, Plant, & Equipment | 30,677,233 |
| Less: Accumulated Depreciation | (11,206,543) |
| Long Term Investments | 3,130,805 |
|  | 115,412,735 |
| | |
| **LIABILITIES/EQUITY** | |
| Current Liabilities | |
| Trade Payables | 35,018,927 |
| Other Payables | 770,173 |
| Current portion of LTD | 1,302,328 |
| Compensation & Benefits | 43,521,227 |
|  | 80,612,655 |
| | |
| Non-Current Liabilities | |
| Mortgage | 1,926,705 |
| Capital Lease | 1,588,341 |
| Asset Owner Deposit | 10,700,000 |
| Other Non-Current | 3,828,439 |
|  | 18,043,485 |
| | |
| Equity | |
| WEC Equity Position | 3,351,319 |
| WPS Equity Position | 3,351,319 |
| Xcel Equity Position | 3,351,319 |
| Alliant Equity Position | 3,351,319 |
| CE Equity Position | 3,351,319 |
|  | 16,756,595 |
|  | 115,412,735 |

# NMC Income Statement

Unaudited

| | December 31, 2003 |
|---|---|
| Revenue | 687,016,795 |
| | |
| Labor & Employee Benefits | 294,828,741 |
| Employee & Travel Costs | 6,118,769 |
| Contracted/Third Party Exp | 229,537,774 |
| Consumption Goods | 72,600,689 |
| Utility/Maintenance Costs | 298,673 |
| Insurance | 1,253,749 |
| Depreciation | 5,285,155 |
| Dues & Subscriptions | 46,867,470 |
| Administrative Costs | 28,558,027 |
| Other Expenses | 522,195 |
| Partnership Tax | 365,039 |
| Costs | 686,236,281 |
| | |
| Other Income | 38,408 |
| | |
| **Net Income/(Loss)** | 818,922 |